                                                                   EXHIBIT 99(c)

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED OCTOBER 30, 2002

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     Second Quarter Ended
                                                             ------------------------------------
                                                             October 30, 2002   October 31, 2001*
                                                                 FY 2003             FY 2002
                                                             ----------------   -----------------
                                                                         (Unaudited)
                                                                        (in thousands)
Sales......................................................     $1,276,609         $1,125,059
Cost of products sold......................................        843,241            728,363
                                                                ----------         ----------
Gross profit...............................................        433,368            396,696
Selling, general and administrative expenses...............        211,079            170,390
Royalty expense to related parties.........................         53,750             48,240
                                                                ----------         ----------
Operating income...........................................        168,539            178,066
Interest income............................................          7,550             10,397
Interest expense...........................................         52,189             54,082
Dividends from related parties.............................         30,798             30,605
Currency loss..............................................          1,512              3,769
Other expenses, net........................................          5,707              5,665
                                                                ----------         ----------
Income before income taxes and minority interest...........        147,479            155,552
Provision for income taxes.................................         10,968              9,373
                                                                ----------         ----------
Income before minority interest............................        136,511            146,179
Minority interest..........................................       (117,315)          (130,219)
                                                                ----------         ----------
Net income.................................................     $   19,196         $   15,960
                                                                ==========         ==========

---------------
* Reclassified, see Note 7

           See notes to condensed consolidated financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                       Six Months Ended
                                                             ------------------------------------
                                                             October 30, 2002   October 31, 2001*
                                                                 FY 2003             FY 2002
                                                             ----------------   -----------------
                                                                         (Unaudited)
                                                                        (in thousands)
Sales......................................................     $2,314,983         $1,617,320
Cost of products sold......................................      1,530,884          1,048,683
                                                                ----------         ----------
Gross profit...............................................        784,099            568,637
Selling, general and administrative expenses...............        401,753            239,990
Royalty expense to related parties.........................         98,686             71,338
                                                                ----------         ----------
Operating income...........................................        283,660            257,309
Interest income............................................         14,142             22,160
Interest expense...........................................        102,731            106,255
Dividends from related parties.............................         61,596             69,124
Currency loss..............................................         23,617              1,338
Other expenses, net........................................          8,715              7,894
                                                                ----------         ----------
Income before income taxes and minority interest...........        224,335            233,106
Provision for income taxes.................................         13,357             18,715
                                                                ----------         ----------
Income before minority interest............................        210,978            214,391
Minority interest..........................................       (187,528)          (182,524)
                                                                ----------         ----------
Net income.................................................     $   23,450         $   31,867
                                                                ==========         ==========

---------------
* Reclassified, see Note 7

           See notes to condensed consolidated financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              October 30, 2002    May 1, 2002*
                                                                  FY 2003           FY 2002
                                                              ----------------    ------------
                                                                (Unaudited)
                                                                       (in thousands)
ASSETS

Current assets:
  Cash and cash equivalents.................................     $   57,448        $    6,924
  Receivables, net..........................................        579,851           732,714
  Due from related parties..................................         44,076            72,762
  Short-term notes receivable from related parties..........      1,614,781           921,014
  Inventories...............................................        746,051           710,267
  Prepaid expenses and other current assets.................        152,154            61,439
                                                                 ----------        ----------
     Total current assets...................................      3,194,361         2,505,120
Property, plant and equipment...............................      1,498,557         1,516,365
Less accumulated depreciation...............................        692,112           661,429
                                                                 ----------        ----------
     Total property, plant and equipment, net...............        806,445           854,936
Long-term notes receivable from related parties.............         35,000            35,000
Investments in related parties..............................      1,895,245         1,895,245
Intangible assets, net......................................      1,928,759         1,926,590
Other noncurrent assets.....................................        445,905           267,558
                                                                 ----------        ----------
     Total other noncurrent assets..........................      4,304,909         4,124,393
                                                                 ----------        ----------
     Total assets...........................................     $8,305,715        $7,484,449
                                                                 ==========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt with related parties......................     $  600,329        $  132,164
  Portion of long-term debt due within one year.............        451,465           451,375
  Accounts payable..........................................        315,830           256,372
  Accounts payable to related parties.......................        126,151           153,968
  Accrued interest..........................................        126,850            79,442
  Accrued marketing.........................................         89,615            46,603
  Other accrued liabilities.................................         78,440            99,607
                                                                 ----------        ----------
     Total current liabilities..............................      1,788,680         1,219,531
Long-term debt..............................................      4,054,897         3,936,025
Deferred income taxes.......................................         26,821            23,059
Other liabilities...........................................         28,626            36,431
                                                                 ----------        ----------
     Total long-term debt and other liabilities.............      4,110,344         3,995,515
Minority interest...........................................      1,879,493         1,758,476
Mandatorily Redeemable Series A Preferred shares............        325,000           325,000
Shareholders' equity:
  Common stock..............................................             11                11
  Additional capital........................................        128,050           128,050
  Retained earnings.........................................         71,369            58,035
  Accumulated other comprehensive gain/(loss)...............          2,768              (169)
                                                                 ----------        ----------
     Total shareholders' equity.............................        202,198           185,927
                                                                 ----------        ----------
     Total liabilities and shareholders' equity.............     $8,305,715        $7,484,449
                                                                 ==========        ==========

---------------
* Summarized from audited Fiscal Year 2002 balance sheet

           See notes to condensed consolidated financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Six Months Ended
                                                            ------------------------------------
                                                            October 30, 2002    October 31, 2001
                                                                FY 2003             FY 2002
                                                            ----------------    ----------------
                                                                        (Unaudited)
                                                                       (in thousands)

Cash provided by (used for) Operating Activities..........     $ 479,298           $(133,128)
                                                               ---------           ---------
Cash Flows from Investing Activities:
  Capital expenditures....................................       (31,955)            (36,956)
  Proceeds from disposals of property, plant and
     equipment............................................         5,153               9,316
  Acquisitions, net of cash acquired......................            --            (781,300)
  Other items, net........................................         3,356             (21,406)
                                                               ---------           ---------
     Cash used for investing activities...................       (23,446)           (830,346)
                                                               ---------           ---------
Cash Flows from Financing Activities:
  Payments on long-term debt..............................        (1,673)             (9,179)
  Proceeds from long-term debt............................            --             751,059
  Payments on commercial paper and short-term borrowings,
     net..................................................      (330,556)            (95,833)
  Distributions to Class A partners.......................       (64,844)                 --
  Dividends on preferred shares...........................       (10,116)             (5,564)
  Proceeds from mandatorily redeemable Series A preferred
     shares...............................................            --             325,000
  Other items, net........................................         1,861                 500
                                                               ---------           ---------
     Cash (used for) provided by financing activities.....      (405,328)            965,983
                                                               ---------           ---------
Net increase in cash and cash equivalents.................        50,524               2,509
Cash and cash equivalents, beginning of period............         6,924              10,127
                                                               ---------           ---------
Cash and cash equivalents, end of period..................     $  57,448           $  12,636
                                                               =========           =========

           See notes to condensed consolidated financial statements.

                  H.J. HEINZ FINANCE COMPANY AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) On May 3, 2001, H.J. Heinz Company ("Heinz") reorganized its U.S. corporate structure and established centers of excellence for the management of U.S. trademarks and for U.S. treasury functions. As a result, all of the U.S. treasury and business operations of Heinz's domestic operations ("the U.S. Group") are now being conducted by H.J. Heinz Finance Company and its wholly-owned subsidiaries, and H.J. Heinz Company, L.P. ("Heinz LP") collectively referred to as "Heinz Finance" in the accompanying notes. H.J. Heinz Finance Company has limited partnership interests in Heinz LP. As part of the reorganization, substantially all assets and liabilities of the U.S. Group, except for finished goods inventories, which were retained by Heinz, were contributed to Heinz LP by Heinz. In addition, certain assets and liabilities that related to the U.S. Group were assumed by Heinz Finance during Fiscal 2002. H.J. Heinz Finance Company assumed primary liability for approximately $2.9 billion of Heinz's outstanding senior unsecured debt and accrued interest by becoming co-obligor with Heinz.

     Heinz LP owns or leases the operating assets involved in manufacturing throughout the United States which were contributed by Heinz and its subsidiaries, together with other assets and liabilities, to Heinz LP and manages the business. Heinz LP has two classes of limited partnership interests, Class A and Class B, that are allocated varying income and cash distributions in accordance with the Heinz LP agreement. H.J. Heinz Finance Company, directly and through wholly-owned subsidiaries, owns the Class B interests. Heinz, directly and through wholly-owned subsidiaries, owns the Class A interests. Heinz Management Company, a wholly-owned subsidiary of Heinz, is the managing General Partner of Heinz LP and employs the salaried personnel of the U.S. Group. Under the partnership agreement, Heinz Finance has the power to control the general partner through majority membership on Heinz LP's management board. The minority interest amounts on the October 30, 2002 and May 1, 2002 balance sheets represent the Class A and General Partner limited partnership interest in Heinz LP, and have been adjusted for the minority partners' share of income and cash distributions.

(2) The interim condensed consolidated financial statements of Heinz Finance are unaudited. In the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair statement of the results of operations of these interim periods have been included. The results for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year due to the seasonal nature of the business of Heinz Finance. Certain prior year amounts have been reclassified in order to conform with the Fiscal 2003 presentation. These statements should be read in conjunction with Heinz Finance's consolidated and combined financial statements and related notes which appear in Heinz's Form 10-K for the year ended May 1, 2002.

(3)   AGREEMENT BETWEEN H.J. HEINZ COMPANY AND DEL MONTE FOODS COMPANY

     On June 13, 2002, Heinz announced that it will transfer to a wholly-owned subsidiary ("Spinco") certain assets and liabilities of its U.S. pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, College Inn(R) broths and U.S. infant feeding businesses, all of which are owned by Heinz Finance, and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly-owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in Spinco becoming a wholly-owned subsidiary of Del Monte ("the Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte stockholders. As a result of the transaction, Heinz Finance will receive approximately $1.1 billion in cash that will be used to retire debt.

     Included in the transaction will be the following brands: StarKist(R), 9-Lives(R), Kibbles 'n Bits(R), Pup-Peroni(R), Snausages(R), Nawsomes(R), Heinz Nature's Goodness(R) baby food and College Inn(R) broths. The following is a summary of the Fiscal 2003 and Fiscal 2002 second quarter and first half operating results of the businesses to be spun off (See
     Exhibit 99(d) for a discussion of results of operations and the Combined Financial Statements of SKF Foods (Spinco) for the three and six months ended October 30, 2002 and October 31, 2001):

                                        Second Quarter Ended          Six Months Ended
                                      -------------------------   -------------------------
                                      October 30,   October 31,   October 30,   October 31,
                                         2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
Revenues............................   $454,796      $386,796      $803,891      $477,751
Operating income....................     47,329        45,230        70,988        62,446

     The Merger, which has been approved by the Boards of Directors of Heinz and Del Monte, is subject to the approval by the stockholders of Del Monte and it's expected that the transaction could close as early as December 20, 2002. Heinz received on November 21, 2002, a private letter ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to other customary closing conditions.

     During the three and six months ended October 30, 2002, Heinz Finance recognized transaction related costs totaling $1.9 million pretax.

(4)   INVENTORIES

     The composition of inventories at the balance sheet dates was as follows:

                                                            October 30,     May 1,
                                                               2002          2002
(in thousands)                                              -----------    --------
Finished goods and work-in-process........................   $575,757      $567,482
Packaging material and ingredients........................    170,294       142,785
                                                             --------      --------
                                                             $746,051      $710,267
                                                             ========      ========

(5)   TAXES

     The provision for income taxes consists of provisions for federal and state income taxes. The low effective tax rate for Heinz Finance is a result of Heinz Finance's nontaxable minority interest in Heinz LP.

(6)   RESTRUCTURING

     In the fourth quarter of Fiscal 2001, Heinz announced a restructuring initiative named "Streamline" which includes an organizational restructuring aimed at reducing overhead costs and the consolidation of Heinz Finance's canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at Heinz Finance's Terminal Island, California facility).

     The major components of the restructuring charge and implementation costs and the remaining accrual balances as of October 30, 2002 were as follows:

                                                                 Employee
                                                                Termination
                                                   Non-Cash         and       Accrued
                                                     Asset       Severance     Exit     Implementation
     (in millions)                                Write-Downs      Costs       Costs        Costs        Total
     -------------                                -----------   -----------   -------   --------------   -----
     Restructuring and Implementation
       costs--Fiscal 2001.......................     $34.7         $15.4       $22.8        $11.8        $84.7
     Amounts utilized--Fiscal 2001..............     (34.7)         (5.8)       (1.7)       (11.8)       (54.0)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--May 2, 2001...        --           9.6        21.1           --         30.7
     Implementation costs--Fiscal 2002..........        --            --          --          1.2          1.2
     Revisions to accruals and asset write-
       downs--Fiscal 2002.......................       4.3          (3.1)       (5.9)          --         (4.7)
     Amounts utilized--Fiscal 2002..............      (4.3)         (2.5)      (10.4)        (1.2)       (18.4)
     Liability assumed by related party--Fiscal
       2002.....................................        --          (3.8)       (0.6)          --         (4.4)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--May 1, 2002...        --           0.2         4.2           --          4.4
     Amounts utilized--Fiscal 2003..............        --          (0.1)       (0.9)          --         (1.0)
                                                     -----         -----       -----        -----        -----
     Accrued restructuring costs--October 30,
       2002.....................................     $  --         $ 0.1       $ 3.3        $  --        $ 3.4
                                                     =====         =====       =====        =====        =====

     During the first six months of Fiscal 2003, Heinz Finance utilized $1.0 million of severance and exit cost accruals, principally related to its overhead reduction plan.

(7)   RECENTLY ADOPTED ACCOUNTING STANDARDS

     During the fourth quarter of Fiscal 2002, Heinz Finance adopted Emerging Issues Task Force ("EITF") statements relating to the classification of vendor consideration and certain sales incentives. The adoption of these EITF statements has no impact on operating income or net earnings; however, revenues and gross profit were reduced by approximately $96.0 million and $160.5 million in the quarter and six months ended October 31, 2001, respectively. Prior period data has been reclassified to conform to the current year presentation.

     Heinz Finance adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which requires that the purchase method of accounting be applied to all business combinations after June 30, 2001. SFAS No. 141 also established criteria for recognition of intangible assets and goodwill. Effective May 2, 2002, Heinz Finance adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This Standard also requires, at a minimum, an annual assessment of the carrying value of goodwill and intangibles with indefinite useful lives. The reassessment of intangible assets, including the ongoing impact of amortization, and the assignment of goodwill to reporting units was completed during the first quarter of Fiscal 2003.

     Heinz Finance completed its transitional goodwill impairment tests during the second quarter of Fiscal 2003. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit (one level below Heinz Finance's operating segments) that has goodwill assigned to it, to its carrying value. Heinz Finance estimates the fair value of a reporting unit using discounted cash flows, using a risk-adjusted weighted average cost of capital for the business as the discount rate. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of the goodwill impairment. No impairment issues were identified as a result of completing these transitional impairment tests.

     The effects of adopting the new standards on net income are as follows:

                                                           Net Income
                                      -----------------------------------------------------
                                           Second Quarter                Six Months
                                                Ended                       Ended
                                      -------------------------   -------------------------
                                      October 30,   October 31,   October 30,   October 31,
                                         2002          2001          2002          2001
                                      -----------   -----------   -----------   -----------
Net income..........................   $ 19,196       $15,960      $ 23,450       $31,867
Add: Goodwill amortization, net of
  tax and minority interest.........         --           273            --           541
                                       --------       -------      --------       -------
Net income excluding goodwill
  amortization......................   $ 19,196       $16,233      $ 23,450       $32,408
                                       ========       =======      ========       =======

     Net income for the quarter and six months ended October 31, 2001 would have been $16,233 and $32,408, respectively, and net income for Fiscal 2002 would have been $75,079 had the provisions of the new standards been applied as of May 3, 2001.

     Changes in the carrying amount of goodwill for the six months ended October 30, 2002 by reportable segment are as follows:

                                       Heinz
                                       North                     U.S.
                                      America     SKF Foods     Frozen      Total
                                      --------   -----------   --------   ----------
Balance at May 1, 2002..............  $530,722    $649,385     $470,381   $1,650,488
Purchase accounting
  reclassifications.................     1,580          --        5,287        6,867
Other...............................        --       4,740           --        4,740
                                      --------    --------     --------   ----------
Balance at October 30, 2002.........  $532,302    $654,125     $475,668   $1,662,095
                                      ========    ========     ========   ==========

     Trademarks and other intangible assets at October 30, 2002 and May 1, 2002, subject to amortization expense, are as follows:

                                October 30, 2002                       May 1, 2002
                       ----------------------------------   ----------------------------------
                                  Accumulated                          Accumulated
                        Gross     Amortization     Net       Gross     Amortization     Net
                       --------   ------------   --------   --------   ------------   --------
Trademarks...........  $ 39,103    $  (1,420)    $ 37,683   $ 39,103    $    (835)    $ 38,268
Licenses.............   208,186     (109,674)      98,512    208,186     (106,730)     101,456
Other................    87,257      (47,888)      39,369     91,138      (45,860)      45,278
                       --------    ---------     --------   --------    ---------     --------
                       $334,546    $(158,982)    $175,564   $338,427    $(153,425)    $185,002
                       ========    =========     ========   ========    =========     ========

     Amortization expense for trademarks and other intangible assets subject to amortization was $3.3 million and $5.8 million for the quarter and six months ended October 30, 2002, respectively. Based upon the amortizable intangible assets recorded on the balance sheet at October 30, 2002, amortization expense for each of the next five years is estimated to be approximately $12.0 million.

     Intangible assets not subject to amortization at October 30, 2002 and May 1, 2002, were $91.1 million and consisted solely of trademarks.

     Effective May 2, 2002, Heinz Finance adopted SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." This statement provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The adoption of this new standard did not have a material impact on Heinz Finance's financial position, results of operations or cash flows for the quarter and six months ended October 30, 2002.

(8)   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for Heinz Finance in Fiscal 2004. Heinz Finance does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

     In June 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

(9)   RELATED PARTY TRANSACTIONS

     Employee Costs

     Certain of Heinz's general and administrative expenses are charged to Heinz Finance. These costs primarily include a management charge of all salaried employee costs from the Heinz Management Company. Total costs charged to Heinz Finance for these services were $81.3 million and $82.9 million for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $168.2 million and $164.8 million for the six months ended October 30, 2002 and October 31, 2001, respectively. These costs are recorded as cost of products sold and selling, general and administrative ("SG&A") expense in the accompanying consolidated statements of income.

     Heinz charges Heinz Finance for its share of group health insurance costs for eligible company employees based upon location-specific costs, overall insurance costs and loss experience incurred during a calendar year. In addition, various other insurance coverages are also provided to Heinz Finance through Heinz's consolidated programs. Workers compensation, auto, property, product liability and other insurance coverages are charged directly based on Heinz Finance's loss experience. Amounts charged to Heinz Finance for insurance costs were $18.0 million and $17.3 million for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $36.2 million and $32.7 million for the six months ended October 30, 2002 and October 31, 2001, respectively, and are recorded in SG&A expense in the accompanying consolidated statements of income.

     Pension costs and postretirement costs are also charged to Heinz Finance based upon eligible employees participating in the plans.

     Cash Management

     Beginning in Fiscal 2002, Heinz Finance became the treasury center for cash management and debt financing for all of Heinz's domestic operations. In addition, in Fiscal 2003, Heinz Finance entered into a number of short-term notes payable with foreign wholly-owned subsidiaries of Heinz, for a total of $510.8 million. These two events resulted in the $1,014.5 million and $788.9 million of net short-term notes receivable with related parties on the October 30,

     2002 and May 1, 2002, respectively, condensed consolidated balance sheets. An average interest rate of 1.93% and 3.72% was charged on these notes resulting in $4.8 million and $9.6 million of interest income for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $8.7 million and $20.6 million of interest income for the six months ended October 30, 2002 and October 31, 2001, respectively, on the consolidated statements of income.

     Product Sales and Purchases

     Heinz Finance sells and purchases products and services to and from other Heinz affiliates. The result of related party transactions is the $44.1 million and $72.8 million balances due from related parties as of October 30, 2002 and May 1, 2002, respectively, and the $126.2 million and $154.0 million balances for accounts payable to related parties as of October 30, 2002 and May 1, 2002, respectively. Product sales to related parties were $13.7 million and $11.9 million for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $26.2 million and $24.2 million in the six months ended October 30, 2002 and October 31, 2001, respectively, and purchases from related parties were $96.4 million and $94.3 million for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $216.5 million and $165.1 million in the six months ended October 30, 2002 and October 31, 2001, respectively.

     Other Related Party Items

     Heinz Finance sold undivided interests in certain accounts receivable to a Heinz affiliate, Receivables Servicing Company ("RSC"). Heinz Finance sold $619.2 million of receivables net of discount expense of $2.8 million for the year ended May 1, 2002, to RSC. These sales were reflected as reductions of trade accounts receivable. Heinz Finance's contract with RSC terminated in December 2001.

     Heinz Finance holds $1.9 billion of non-voting, 6.5% cumulative non-participating preferred stock of PM Holding, Inc. ("PM Holding"), a subsidiary of Heinz. This dividend amounted to $30.8 million and $30.6 million for the quarter ended October 30, 2002 and October 31, 2001, respectively and $61.6 million and $69.1 million for the six months ended October 30, 2002, and October 31, 2001, respectively. This preferred stock investment is recorded in the Investments in related parties balance on the condensed consolidated balance sheets as of October 30, 2002 and May 1, 2002.

     Heinz Finance paid royalties of $53.8 million and $46.5 million for the quarter ended October 30, 2002 and October 31, 2001, respectively, and $98.7 million and $69.6 million for the six months ended October 30, 2002 and October 31, 2001, respectively, to Promark International, Inc., an indirect subsidiary of Heinz, for the use of certain trademarks.

     The $35.0 million long-term note receivable from related parties recorded on the accompanying condensed consolidated balance sheets as of October 30, 2002 and May 1, 2002, relates to a receivable from Heinz that was contributed to Heinz Finance in exchange for common stock of Heinz Finance.

     Heinz Finance received an administrative fee from Heinz for acting as the agent in the sale of the retained inventory discussed in Note (1). This fee was $0.8 million for the quarter ended October 31, 2001 and $10.4 million for the six months ended October 31, 2001, which is recorded as income in SG&A expense in the accompanying consolidated statement of income.

(10) SEGMENTS

     Heinz Finance has changed its segment reporting for its business to reflect changes in organizational structure and management. Heinz Finance is reporting and grouping the results of certain businesses under a new segment designated SKF Foods. SKF Foods consists of Heinz Finance's U.S. pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, College Inn broth and U.S. infant feeding businesses. SKF Foods also includes the former U.S. Pet Products and Seafood segment. These businesses have been separated from the remaining Heinz Finance businesses in preparation for their spin-off and subsequent merger with Del Monte Corporation, a subsidiary of Del Monte Foods Company. The remaining Heinz North America segment now includes the following businesses that will be retained by Heinz Finance following the Del Monte transaction, including: ketchup, condiments, sauces, and pasta meals sold to the grocery and foodservice channels in the U.S.

     Descriptions of Heinz Finance's reportable segments are as follows:

     - Heinz North America -- This segment manufactures, markets and sells ketchup, condiments, sauces and pasta meals to the U.S. grocery and foodservice channels.

     - SKF Foods -- This segment includes the U.S. pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, College Inn broth and U.S. infant feeding businesses.

     - U.S. Frozen -- This segment manufactures, markets and sells frozen potatoes, entrees, snacks and appetizers.

     Heinz Finance's management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by Heinz Finance's management.

     The following table presents information about Heinz Finance's reportable segments:

                                                        Net External Sales
                             -------------------------------------------------------------------------
                                    Second Quarter Ended                    Six Months Ended
                             -----------------------------------   -----------------------------------
                             October 30, 2002   October 31, 2001   October 30, 2002   October 31, 2001
(in thousands)                   FY 2003            FY 2002            FY 2003            FY 2002
--------------               ----------------   ----------------   ----------------   ----------------
Heinz North America........     $  503,489         $  452,245         $  945,057         $  741,029
SKF Foods..................        454,796            386,796            803,891            477,751
U.S. Frozen................        318,324            286,018            566,035            398,540
                                ----------         ----------         ----------         ----------
  Consolidated totals......     $1,276,609         $1,125,059         $2,314,983         $1,617,320
                                ==========         ==========         ==========         ==========

                                                        Intersegment Sales
                             -------------------------------------------------------------------------
                                    Second Quarter Ended                    Six Months Ended
                             -----------------------------------   -----------------------------------
                             October 30, 2002   October 31, 2001   October 30, 2002   October 31, 2001
(in thousands)                   FY 2003            FY 2002            FY 2003            FY 2002
--------------               ----------------   ----------------   ----------------   ----------------
Heinz North America........        $81                $143               $ 99               $233
SKF Foods..................         --                  --                 --                 --
U.S. Frozen................          8                  --                 17                 17
                                   ---                ----               ----               ----
  Consolidated totals......        $89                $143               $116               $250
                                   ===                ====               ====               ====

                                                      Operating Income (Loss)
                             -------------------------------------------------------------------------
                                    Second Quarter Ended                    Six Months Ended
                             -----------------------------------   -----------------------------------
                             October 30, 2002   October 31, 2001   October 30, 2002   October 31, 2001
(in thousands)                   FY 2003            FY 2002            FY 2003            FY 2002
--------------               ----------------   ----------------   ----------------   ----------------
Heinz North America........      $ 71,904           $ 89,472           $124,688           $131,013
SKF Foods..................        47,329             45,230             70,988             62,446
U.S. Frozen................        50,083             42,106             89,228             63,496
Non-Operating(a)...........          (777)             1,258             (1,244)               354
                                 --------           --------           --------           --------
  Consolidated totals......      $168,539           $178,066           $283,660           $257,309
                                 ========           ========           ========           ========

     --------------------

     (a) Includes charges not directly attributable to operating segments.

(11) COMPREHENSIVE INCOME

                                    Second Quarter Ended                    Six Months Ended
                             -----------------------------------   -----------------------------------
                             October 30, 2002   October 31, 2001   October 30, 2002   October 31, 2001
(in thousands)                   FY 2003            FY 2002            FY 2003            FY 2002
--------------               ----------------   ----------------   ----------------   ----------------
Net income.................      $ 19,196           $15,960            $ 23,450           $31,867
Other comprehensive income:
  Net deferred
    gains/(losses) on
    derivatives from
    periodic
    revaluations...........         2,038              (657)             17,811               986
  Net deferred
    (gains)/losses on
    derivatives
    reclassified to
    earnings...............        (1,668)             (114)            (14,874)               24
                                 --------           -------            --------           -------
Comprehensive income.......      $ 19,566           $15,189            $ 26,387           $32,877
                                 ========           =======            ========           =======

(12) FINANCIAL INSTRUMENTS

     Heinz Finance utilizes certain financial instruments to manage its commodity price and interest rate exposures.

     FOREIGN CURRENCY HEDGING: Heinz Finance may hedge specific foreign currency cash flows associated with foreign-currency-denominated financial assets and liabilities. These hedges are accounted for as cash flow hedges.

     COMMODITY PRICE HEDGING: Heinz Finance uses commodity futures, swaps and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges.

     INTEREST RATE HEDGING: Heinz Finance uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

     HEDGE INEFFECTIVENESS: During the six months ended October 30, 2002, hedge ineffectiveness related to cash flow hedges was a net gain of $0.1 million which is reported in the consolidated statements of income as other expenses, net.

     DEFERRED HEDGING GAINS AND LOSSES: As of October 30, 2002, Heinz Finance is hedging forecasted transactions for periods not exceeding 12 months, and expects $2.8 million of net deferred gain reported in accumulated other comprehensive income to be reclassified to earnings within that time frame.

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